Exhibit 99.1

China Rapid Finance Announces Appointment to Strengthen Leadership

SHANGHAI, April 7, 2020 /PRNewswire/ -- China Rapid Finance Limited ("XRF" or the "Company") (NYSE: XRF), a fintech company in China, today announced its Vice President of Finance Mr. Hao (Kevin) Chen, has completed his planned onboarding and was appointed as Chief Financial Officer of the Company. Mr. Chen was also appointed as a Board member of the Company's Board of Directors. Mr. Steven Foo, the Company's former CFO, assisted with the onboarding transition as part of the Company's 2019 organizational plans. Mr. Foo will redirect his focus to new business development.

"I am very pleased to have Kevin take the leadership role as our new CFO," said Dr. Zane Wang, founder and CEO of the Company. "Kevin has rich experience in audit, management, and senior finance leadership roles in the online industry. Since joining us in 2019, Kevin has led the completion of our annual filing, improved our financial reporting process, and strengthened internal controls. I have confidence that Kevin can meet the Company's upcoming challenges as we explore new business opportunities."

Po Wang, Executive Director of the Company, added, "Kevin has made key contributions to the Company's financial reporting, SEC and NYSE filings, and internal controls since joining the Company. He has proven that he is strengthening the leadership of the company. We are looking forward to creating greater value to the Company together."

"I know the challenges that XRF is facing. That's the reason I take the responsibility," Kevin Chen said. "I am looking forward to working with the Board and the management team to contribute to XRF's future success as the Company progresses to the next phase of its strategy."

Kevin Chen joined XRF in 2019 as Vice President of Finance. Prior to XRF, Mr. Chen was audit manager at Ernst &Young LLP and participated in various US initial public offerings for Chinese Internet companies. Mr. Chen was also senior manager at Qunar.com and CFO at Hong Kong Jingzhengu Holdings Ltd. Mr. Chen holds a bachelor's degree in Mathematics from Shandong University and a master's degree in Economics from Shanghai University of Finance and Economics. He is a US Certified Public Accountant, as well as a Certified Management Accountant and Certified Internal Auditor.

About China Rapid Finance

Exhibit 99.1

China Rapid Finance Limited (NYSE: XRF) is a fintech company in China that offers decisioning technology and marketing services that addresses China's growing consumer credit market. The Company utilizes its proprietary technology and 19 years of experience to provide its services. The Company is establishing partnerships and is currently developing strategic alternatives and new businesses in financial technology, marketing services and loan portfolio management. For more information, please visit http://ir.crfchina.com.